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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2001

CIBER, Inc. Savings 401(k) Plan
(Full title of plan)

CIBER, Inc.
5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

        The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.

EXHIBIT

23.1
Consent of KPMG LLP

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan (Name of Plan)
Dated: June 26, 2002	By:	/s/ CHRISTOPHER L. LOFFREDO Christopher L. Loffredo V.P./Chief Accounting Officer CIBER, Inc. Plan Administrator

CIBER, INC. SAVINGS 401(k) PLAN

Independent Auditors' Report

The Plan Administrator of the
CIBER, Inc. Savings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 21, 2002

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Investments, at fair value:
CIBER, Inc. common stock	$11,073,887	5,931,932
Mutual funds	99,004,162	107,573,202
Insurance company accounts	323,289	479,104
Participant loans	1,630,427	1,908,213

Total investments	112,031,765	115,892,451

Receivables:
Employer contributions	22,730	—
Participant contributions	81,702	—

Total receivables	104,432	—

Net assets available for benefits	$112,136,197	115,892,451

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Net decrease in fair value of investments	$(12,247,954)	(48,059,197)
Dividend income	1,701,464	7,619,115
Interest income	162,306	190,537

Net investment loss	(10,384,184)	(40,249,545)

Contributions:
Participants, including rollovers	18,562,085	23,726,502
Employer	3,164,931	3,738,437

Total contributions	21,727,016	27,464,939

Transfers of assets from merged plans	841,511	—
Other	—	16,225

Total additions	12,184,343	(12,768,381)

Deductions from net assets attributed to:
Distributions to participants	15,935,797	25,929,639
Loan fees	4,800	10,750
Transfer of assets to other plan	—	1,634,942

Total deductions	15,940,597	27,575,331

Net decrease	(3,756,254)	(40,343,712)
Net assets available for benefits:
Beginning of year	115,892,451	156,236,163

End of year	$112,136,197	115,892,451

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

        The following description of the CIBER, Inc. Savings 401(k) Plan (the Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

        (a) General

        The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (CIBER or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

        (b) Contributions and Vesting

        Participants may contribute up to 25% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participant's years of service and the participant's contribution. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after six years of service. At December 31, 2001 and 2000 unallocated forfeited accounts totaled $62,162 and $406,065, respectively. Forfeitures are used to reduce future employer contributions. In 2001 and 2000, employer contributions were reduced by $1,406,454 and $1,398,067, respectively, from forfeited accounts.

        (c) Investment Options

        Great-West Life & Annuity Insurance Company (Great-West) is the custodian and recordkeeper for the Plan. The Plan's assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investments options on a daily basis.

        (d) Distributions and Loans

        Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 7.0% to 10.5% as of December 31, 2001 and 2000. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Participants pay a loan origination fee of $50 per loan to Great-West.

        (e) Expenses

        Great-West provides certain record keeping and other administrative services to the Plan. From January 1, 2000 through July 28, 2000, these services were paid for through a daily variable asset charge that reduced the investment income earned by the Great-West accounts. The annual variable asset charge was equal to .25% of the fair value of the Great West accounts, excluding CIBER, Inc. common stock. Effective July 28, 2000, the variable asset charge was eliminated. Subsequent to July 29, 2000 the Company pays all other expenses of the plan.

        (f) Plan Termination

        Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

        (a) Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        (b) Investments

        Investments are stated at fair value. The fair value of marketable securities is determined based on quoted market values. The fair value of insurance company accounts is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost, which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

        (c) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ significantly from the estimates.

(3) Investments

        Investments greater than 5% of net assets at December 31, were:

	Fair value
	2001	2000
CIBER, Inc. Common Stock	$11,073,887	5,931,932
Maxim Money Market	11,824,443	9,929,526
American Century Ultra Inv	10,997,008	13,603,227
Maxim Aggressive Profile II	10,272,719	11,921,528
Maxim Moderately Aggressive Profile II	9,245,684	10,590,792
AIM Constellation A	5,867,353	8,133,320
Janus Twenty	*	6,732,949

*
Less than 5%

        Net appreciation (depreciation) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2001	2000
CIBER, Inc. Common Stock	$5,670,318	(23,886,004)
Mutual funds	(17,918,272)	(19,491,352)
Insurance company accounts	—	(4,681,841)

	$(12,247,954)	(48,059,197)

(4) Tax Status

        The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) through a determination letter dated August 7, 2001 and, accordingly, the trust is tax exempt under the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.

(5) Transfers of Assets from Merged Plans

        CIBER has acquired the outstanding common stock of certain companies that had their own defined contribution type plans. During 2001, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6) Transfer of Assets to Other Plan

        During 2000, the ownership of Agilera, Inc. changed such that Agilera was no longer a subsidiary of CIBER. Agilera employees stopped participating in the Plan. Agilera formed their own 401k plan and the account balances of the Agilera employees were transferred to this plan.

(7) Reconciliation of Financials Statements to Form 5500

        The Plan is subject to annual reporting to the Internal Revenue Service on Form 5500. The Plan uses the cash basis method of accounting for contributions on the Form 5500. The following is a reconciliation of net assets available for benefits per the financials statements at December 31, 2001 to the Form 5500:

Net assets available for benefits per the financial statements	$112,136,197
Contribution receivable	(104,432)

Net assets available for benefits per the Form 5500	$112,031,765

        The following is a reconciliation of contributions received per the financial statements to the Form 5500:

Total contributions received per financial statements	$21,727,016
Less contributions receivable at December 31, 2001	(104,432)

Total contributions per Form 5500	$21,622,584

CIBER, Inc. Savings 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2001

Identity	Description		Current value
Great-West Guaranteed Certificate	March 31, 2002	4.70%	$11,885
Great-West Guaranteed Certificate	June 30, 2002	5.20%	95,428
Great-West Guaranteed Certificate	September 30, 2002	5.35%	51,378
Great-West Guaranteed Certificate	December 31, 2002	5.80%	32,094
Great-West Guaranteed Certificate	March 31, 2003	6.20%	17,942
Great-West Guaranteed Certificate	June 30, 2003	6.25%	10,565
Great-West Guaranteed Certificate	March 31, 2002	5.50%	222
Great-West Guaranteed Certificate	June 30, 2002	5.75%	586
Great-West Guaranteed Certificate	September 30, 2002	5.35%	743
Great-West Guaranteed Certificate	December 31, 2002	5.00%	1,322
Great-West Guaranteed Certificate	March 31, 2003	5.05%	1,691
Great-West Guaranteed Certificate	June 30, 2003	4.80%	1,896
Great-West Guaranteed Certificate	September 30, 2003	4.60%	2,122
Great-West Guaranteed Certificate	December 31, 2003	4.35%	1,691
Great-West Guaranteed Certificate	March 31, 2004	4.90%	1,400
Great-West Guaranteed Certificate	June 30, 2004	5.45%	5,738
Great-West Guaranteed Certificate	September 30, 2004	5.50%	2,277
Great-West Guaranteed Certificate	December 31, 2004	6.05%	910
Great-West Guaranteed Certificate	March 31, 2005	6.35%	850
Great-West Guaranteed Certificate	June 30, 2005	6.35%	425
Great-West Guaranteed Certificate	March 31, 2003	5.00%	83
Great-West Guaranteed Certificate	June 30, 2003	5.50%	11,147
Great-West Guaranteed Certificate	September 30, 2003	5.65%	560
Great-West Guaranteed Certificate	December 31, 2003	5.20%	4,656
Great-West Guaranteed Certificate	March 31, 2004	5.75%	7,584
Great-West Guaranteed Certificate	June 30, 2004	6.00%	5,568
Great-West Guaranteed Certificate	September 30, 2004	5.50%	1,246
Great-West Guaranteed Certificate	December 31, 2004	5.10%	3,367
Great-West Guaranteed Certificate	March 31, 2005	5.10%	3,015
Great-West Guaranteed Certificate	June 30, 2005	4.85%	3,282
Great-West Guaranteed Certificate	September 30, 2005	4.75%	7,261
Great-West Guaranteed Certificate	December 31, 2005	4.50%	4,274
Great-West Guaranteed Certificate	March 31, 2006	5.05%	5,565
Great-West Guaranteed Certificate	June 30, 2006	5.65%	12,883
Great-West Guaranteed Certificate	September 30, 2006	5.95%	5,023
Great-West Guaranteed Certificate	December 31, 2006	6.20%	4,853
Great-West Guaranteed Certificate	March 31, 2007	6.50%	1,288
Great-West Guaranteed Certificate	June 30, 2007	6.45%	399
Cash			70
CIBER, Inc.*	Common Stock		11,073,887
Lord Abbett Bond-Debenture A	Mutual Fund		377,671
Invesco Select Income Inv	Mutual Fund		1,858,780
Maxim Money Market	Mutual Fund		11,824,443
Invesco European Inv	Mutual Fund		438,111

Fidelity Advisor Overseas T	Mutual Fund	765,254
T. Rowe Price New Asia	Mutual Fund	609,431
Janus Worldwide	Mutual Fund	2,221,773
Putnam Global Growth A	Mutual Fund	2,679,651
AIM Charter Fund A	Mutual Fund	2,555,086
Fidelity Advisor Growth Opportunities T	Mutual Fund	3,805,200
MFS Capital Opportunities A	Mutual Fund	453,389
Aim Constellation A	Mutual Fund	5,867,353
Invesco Blue Chip Growth Inv	Mutual Fund	708,611
Janus Twenty	Mutual Fund	5,175,037
American Century Ultra Inv	Mutual Fund	10,997,008
AIM Weingarten A	Mutual Fund	2,976,826
American Century Income & Growth Adv	Mutual Fund	4,695,402
Legg Mason Value Trust Institutional	Mutual Fund	582,212
American Century Equity Income Inv	Mutual Fund	2,076,999
Maxim Aggressive Profile II	Mutual Fund	10,272,719
Maxim Conservative Profile II	Mutual Fund	411,355
Maxim Moderately Aggressive Profile II	Mutual Fund	9,245,684
Maxim Moderately Conservative Profile II	Mutual Fund	987,482
Maxim Moderate Profile II	Mutual Fund	3,560,235
Dreyfus Emerging Leaders	Mutual Fund	3,267,441
Lord Abbett Developing Growth A	Mutual Fund	1,459,574
Vanguard 500 Index	Mutual Fund	5,580,815
Invesco Financial Services Inv	Mutual Fund	1,475,286
American Century Real Estate Adv	Mutual Fund	970,107
Dreyfus Premier Technology Growth A	Mutual Fund	833,112
MFS Utilities A	Mutual Fund	272,115
Participant loans	7.0% to 10.5%	1,630,427

		$112,031,765

*
Party in interest.

See accompanying independent auditors' report.

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REQUIRED INFORMATION
EXHIBIT
SIGNATURES
Index to Financial Statements
Independent Auditors' Report
CIBER, INC. SAVINGS 401(k) PLAN Statements of Net Assets Available for Benefits December 31, 2001 and 2000
CIBER, INC. SAVINGS 401(k) PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2001 and 2000
CIBER, INC. SAVINGS 401(k) PLAN Notes to Financial Statements December 31, 2001 and 2000
CIBER, Inc. Savings 401(k) Plan Schedule H, Line 4i—Schedule of Assets (Held At End of Year) December 31, 2001